Morgan, Lewis & Bockius LLP

101 Park Avenue

New York, NY 10178-0060

September 16, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Re: Legg Mason Global Asset Management Trust (File Nos. 333-162441 and 811-22338)

Ladies and Gentlemen:

On behalf of Legg Mason Global Asset Management Trust, a Maryland statutory trust (the “Trust”), we are hereby submitting this letter to respond to comments received from Alison White of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on August 17, 2021. The comments related to Post-Effective Amendment No. 205 to the Registrant’s registration statement on Form N-1A with respect to the Martin Currie International Sustainable Equity Fund (the “Fund”), as filed with the Commission on July 26, 2021. The following is a summary of the comments received from Ms. White and the Trust’s response on behalf of the Fund.

1. Comment: Please advise supplementally why the Fund is changing its name and strategy. Please describe the extent of any portfolio repositioning that has or will occur in connection with the change. In order to help us understand your strategy better, please provide 2 to 3 examples of the decision-making process behind a particular transaction.

Response: Currently, the Fund applies environmental, social and governance (“ESG”) criteria to its security selection process, but to date such use has not been highlighted as part of the Fund’s principal investment strategies or reflected in the Fund’s name. The use of ESG criteria by the Fund has been generally discussed in the Prospectus in the section providing additional information about the Fund’s investment strategies. As a result, the implementation of the proposed changes are not expected to significantly change the Fund’s existing security selection process or materially increase the Fund’s annual portfolio turnover rate, transaction costs, or other fees and expenses.

Below we have set forth two examples of the Fund’s security selection process:

Buy example

Company A

Italy, Consumer Discretionary

Idea Generation

Company A has a history of high return-on-invested-capital (ROIC) generation and is highly cash generative due to high margin products and sales density. The firm is driven by organic growth from pricing power and geographic expansion – with strong emerging market potential. The subadviser believes asset turns will continue to improve due to increased sales densities in existing stores, digital strategy growth, an increased retail mix supporting its margins and further Asian growth.

Fundamental research

The subadviser’s analysis uses a systematic risk assessment across Industry, Company, Governance & Sustainability and Portfolio risks. The subadviser’s research drills down to identify the highest risks and provide a fundamental assessment focused on the firm’s:

•	Growth drivers and cyclicality

•	ESG concerns on sourcing raw materials

•	Working capital

In this case, the subadviser supplemented its research with extensive engagement with management and investor relations as noted below.

Growth drivers and cyclicality – Engagement with management confirmed that long-term signpost and retail key performance indicators were intact, and they were making significant investments in digital. In later engagement the subadviser discussed under-penetration in China and their three-year plan to address it. The subadviser’s proprietary brand analysis established their brand is underexposed, demonstrating opportunities for growth; the firm is gaining traction with emerging luxury spenders and in the subadviser’s opinion, they have no direct luxury brand competitors.

ESG concerns on sourcing of raw materials – Goose down is their primary raw material in producing jackets. Animal products can be a material risk to brand equity; the subadviser’s research established that the down they use is a by-product of food production and backed by a clear sourcing policy.

Working capital – Flagged by the subadviser’s proprietary accounting analysis, this highlighted potentially higher leverage, a patent box expiry (deferred tax implication) and low inventory relative to peers. Further research confirmed the firm remained in a net cash position, with taxes normalizing from 2019. Finally, the low inventory was to ensure the firm had limited markdown from excess stock at the end of season which protects margins.

Based on this analysis, the subadviser purchased the security on behalf of the portfolio.

Sell example

Company B

UK, Financials

Investment case

This UK-listed specialty insurer has a unique focus on emerging risks for which insurance coverage is limited or not available at all. For instance, the company is a leader in cybersecurity, having developed a unique solution that offers claimants not only a financial payout, but also active support to promptly recover from a breach. Company B’s strategy, together with its industry-leading underwriting capabilities, has rewarded shareholders with a long history of value creation.

Sell decision

Company B’s performance in the second quarter of 2020 was affected by the emergence of the COVID-19 pandemic, which brought material uncertainty in terms of primary losses (events cancellation and potential business-interruption claims) and third-party losses (directors’ and officers’ liability, employee liability and medical malpractice). While the company’s primary losses were expected to be contained – roughly in line with those of a heavy natural catastrophe season – lingering mid-term uncertainty over third-party claims and reduced profitability due to lower interest rates led our conviction weakening and for us to exit the portfolio’s position in the company.

COVID-19 was very much a tail event (a risk factor), and the repercussions on the industry and Company B were such that the subadviser believed that the next 18–24 months would bring material uncertainty – both on the upside (hard market, solid pricing) and the downside (‘black swan’ losses from the pandemic). The risk/reward profile of Company B was at the high end of the spectrum in the subadviser view, and in any case, a positive outcome would take time to play out, increasing the risk of the company becoming a ‘value trap’. As such, the security was sold from the portfolio.

2. Comment: The fee table on page 3, Footnote 6, indicates that other expenses have been restated to exclude fees recaptured pursuant to the fund’s expense limitation agreement. Briefly explain why you have done this and why doing so is appropriate.

Response: The referenced footnote has been deleted. No fees were recaptured pursuant to the Fund’s expense limitation agreement during the last fiscal year.

3. Comment: With respect to the fee waiver, given that the recapture period could potentially exceed three years, please either (1) remove the fee waiver line item and footnote from the fee table or (2) confirm that you have done a FAS 5 analysis concluding that recoupment is not probable, and have provided an analysis to the Fund’s auditor.

Response: In response to the Staff’s comment, the Registrant confirms that a FAS 5 analysis has been performed and that a liability is not necessary. The Registrant confirms that the Registrant’s auditor has agreed with this conclusion. The Registrant notes that FASB ASC 946-20-25-4 states that a liability for expense recapture plans should be recognized if, and to the extent that, the expense limitation agreement’s established terms for repayment of the waived expenses and the circumstances meet criteria (a), (b), and (c) of paragraph 36 of FASB Concepts Statement No. 6, Elements of Financial Statements, and the criteria in FASB ASC 450-20-25-2. The Registrant confirms that the preceding criteria have not been met. Further, the Registrant confirms that in accordance with FASB ASC 946-20-50-6, the existence of reimbursement agreements and the carryover of excess expenses potentially reimbursable to the adviser but not recorded as a liability are disclosed in the Notes to Financial Statements.

4. Comment: In “Principal investment strategies,” the first sentence states that: “Under normal market conditions, the fund pursues its objective by investing at least 80% of its net assets plus borrowings for investment purposes, if any, in equity and equity related securities of foreign companies and other investments with similar economic characteristics that meet the subadviser’s environmental, social and governance (“ESG”) criteria for the fund.” What do you mean by “other investments with similar economic characteristics” and how do you evaluate those from an ESG perspective?

Response: The term “other investments with similar economic characteristics” is designed to capture investments that, while not technically equity securities of foreign companies, provide economic exposure to equity securities of foreign companies. An example would be a derivative contract that provides exposure to equity securities of foreign companies. The ESG evaluation of such an instrument is based on the underlying exposure it provides. The Fund may invest in a derivative transaction if it is permitted to own, invest in, or otherwise have economic exposure to the reference instrument.

5. Comment: Also under “Principal investment strategies,” how does the adviser determine a company has the potential for “high and durable returns” or “reasonable valuations”? What do these terms mean to the adviser and what data and analyses does the adviser use to evaluate companies for such criteria?

Response: The following provides a brief summary of the subadviser’s analysis with respect to seeking investments that have potential for “high and durable returns” or “reasonable valuations.”

Durable returns

In seeking to identify companies with high and durable returns, the subadviser first screens global listed companies for those that have generated a Return on Invested Capital (ROIC) in excess of their Weighted Average Cost of Capital (WACC). In addition, the subadviser screens for companies with market caps of > US$3 billion, low debt and a level of goodwill on the balance sheet.

Stocks that are identified through the initial screening process are then subject to fundamental analysis, where the subadviser uses various criteria to examine the quality and sustainability of the company’s business model. The criteria are based on the key aspects which are important to the subadviser.

The subadviser’s proprietary research process systematically provides a risk assessment of a company from 1 (lowest risk) to 5 (highest risk) against four categories—industry dynamics, company risks, governance & sustainability and portfolio risks. This allows for effective comparisons across companies.

The subadviser then assesses an individual company’s thematic exposure in an effort to understand the future drivers of its growth. The thematic assessment has three overall trends—resource scarcity, the future of technology and demographic change. These are incorporated within the subadviser’s modelling and qualitative assessments.

Analysis of ESG factors is integral to the strategy. The research includes qualitative ESG analysis and the subadviser’s proprietary ESG risk assessment. The subadviser’s system is designed to capture the complexity of the ESG risks facing a company’s long-term outlook and sustainability – the categories reflecting what the subadviser believes are the most universal material ESG factors. The subadviser believes monitoring and engagement are an essential part of being a long-term shareholder in a company. It allows the subadviser to improve its understanding of portfolio companies and their governance structures, so that the subadviser’s voting decisions may be better informed. In addition, it enables the subadviser to understand to what extent companies have identified material ESG risks and how the companies are managing these risks.

Valuation approach

The subadviser’s valuation approach is long-sighted and targets year-five share prices. To do this the subadviser looks back over five years of historical data and looks forward five years to determine what the business might look like.

In valuing companies, the subadviser considers cash flow to be the most appropriate and consistent measure of value. The subadviser creates a price target based upon an analysis of discounted cash flow, ROIC/WACC = Enterprise value (EV)/Invested capital (IC) and other multiples.

6. Comment: In the second sentence of the second paragraph under “Principal investment strategies” it states that “This analysis may include such factors as shareholder rights, accounting standards, remuneration, board structure, supply chain, data protection, pollution/hazardous waste policies, water usage, and climate change policies.” Please change the word “may” to “will” and revise as appropriate.

Response: The Registrant respectfully has declined to make this change. The subadviser’s ESG analysis with respect to Fund investments covers a variety of factors as noted above, but certain factors may not be relevant to all companies. For example, water usage might be less relevant or irrelevant to a particular company and therefore may not be a material factor in the subadviser’s ESG analysis.

7. Comment: The last sentence of the second paragraph under “Principal investment strategies” states that: “In addition, the fund seeks to avoid investing in companies that the subadviser has determined, based on its exclusionary criteria, to be significantly involved in certain business activities or industries, including the production of tobacco, production of weapons, the extraction of fossil fuels, or the mining of metals and minerals.” Please disclose what the subadviser considers to be “significantly involved.”

Response: The Prospectus has been revised to disclose that a company will be considered to be “significantly involved” if, based upon information received by the subadviser, the company generates approximately 5% or more of revenue from tobacco production, approximately 5% or more of revenue from the production of weapons, including nuclear weapons, or approximately 5% or more of revenue from direct involvement in extraction of fossil fuels. Further, the Fund will seek to avoid investing in any company that, based upon information received by the subadviser, generates revenue from mining of metals and minerals as defined by GICS sub-industries Diversified Metals and Mining, Copper, Gold and Precious Metals and Minerals, or that is involved in the production, sale or distribution of dedicated and key components of antipersonnel mines and cluster munitions.

8. Comment: In the last paragraph on page 3, the Prospectus states that: “The equity securities in which the fund will invest may include common stocks, preferred stocks, securities convertible into common stock, depositary receipts, exchange traded funds (“ETFs”) and synthetic foreign equity securities, including international warrants and other instruments with similar economic characteristics.” Please provide detail about what is meant by “other instruments with similar economic characteristics.”

Response: As described above, “other investments with similar economic characteristics” is designed to capture investments that provide economic exposure that is equivalent to an equity security. The language is intended to encompass securities that may exist or may be developed in the future that are similar to common stock and the other instruments described in the listing.

9. Comment: On the top of page 4, it states that the Fund may enter into derivatives “as a substitute for buying or selling securities; to obtain market exposure; and to manage cash.” Please advise supplementally how the Fund values derivatives for the purposes of its 80% policy.

Response: While the Fund may invest in derivatives as part of its principal investment strategy, the types of derivatives the subadviser anticipates using would typically be futures contracts. The subadviser would value such futures contracts based on their market value in calculating the 80% test under Rule 35d-1.

10. Comment: On page 4, under “Principal risks – Stock market and equities securities risk,” the Prospectus states that “Equity securities may include warrants, rights, exchange traded and over-the-counter common stocks, preferred stock, depositary receipts, trust certificates, limited partnership interests and shares of other investment companies, including exchange-traded funds, and real estate investment trusts. It is unclear why you mention rights, trust certificates, limited partnership interests and real estate investment trusts under “Stock market and equity securities risk” here and on page 13, but nowhere else in the Prospectus. Please advise or revise.

Response: This language is intended to provide a general listing of the various instruments that are considered equity securities under the Fund’s policies. While some of these types of instruments are not mentioned further, this sentence is intended to provide broad examples of what is considered an equity security. We believe that helps an investor’s understanding of what is meant by an equity security, so that an investor can assess the risks with respect to equity investments. As such, the Registrant has not made any change in this sentence.

11. Comment: On page 12, under “Selection process,” the ESG discussion in this section seems inconsistent with the disclosure under “Principal investment strategies” on page 3 in that the discussion on this page makes it sound like the subadviser only considers the strategy with respect to how it impacts the returns. Please advise or revise.

Response: Revisions have been made to align the description on page 12 under “Selection process” with other discussions in the Prospectus. The revised section is noted below:

In identifying investments that meet ESG criteria, the subadviser assesses ESG factors through a proprietary analytical framework. This analysis may include such factors as shareholder rights, accounting standards, remuneration, board structure, supply chain, data protection, pollution/hazardous waste policies, water usage, and climate change policies. These factors are assessed both quantitatively and qualitatively, through the subadviser’s direct research and engagement process. Proprietary ESG ratings capture this analysis with companies assigned a risk rating on each of governance and sustainability (environmental and social) from 1 (low risk) to 5 (high risk). Companies with a rating of 4 or worse with respect to governance or sustainability (environment and social) will not be purchased for the fund’s portfolio. Because investing on the basis of ESG criteria involves qualitative and subjective analysis, there can be no assurance that the methodology utilized by, or determinations made by, the subadviser will align with the beliefs or values of a particular investor, and other managers may make a different assessment of a company’s ESG criteria.

In addition, the fund seeks to avoid investing in companies that the subadviser has determined, based on its exclusionary criteria, to be significantly involved in certain business activities or industries, including the production of tobacco, production of weapons, the extraction of fossil fuels, or the mining of metals and minerals. A company will be considered to be “significantly involved” in a particular business activity or industry if, based upon information received by the subadviser, the company generates approximately 5% or more of its revenue from that business activity or industry, and the fund will seek to avoid investing in any company that, based upon information received by the subadviser, generates revenue from mining of metals and minerals as defined by the Global Industry Classification Standard (GICS) sub-industries Diversified Metals and Mining, Copper, Gold and Precious Metals and Minerals, or is involved in the production, sale or distribution of dedicated and key components of antipersonnel mines and cluster munitions.

In seeking investments for the portfolio, the subadviser looks for quality growth company stocks that have high and durable returns on invested capital (ROIC). The subadviser screens global listed companies for those that have generated a Return on Invested Capital (ROIC) in excess of their Weighted Average Cost of Capital (WACC). In addition, the subadviser also screens for a guideline market cap of > US$3 billion, low debt and the level of goodwill on the balance sheet.

Stocks that are identified through the initial screening process are then subject to fundamental analysis, where the subadviser uses various criteria to examine the quality and sustainability of the company’s business model.

In valuing companies, the subadviser considers cash flow to be the most appropriate and consistent measure of value. The subadviser creates a price target based upon an analysis of discounted cash flow, ROIC/WACC = Enterprise value (EV)/Invested capital (IC) and other multiples.

The subadviser’s proprietary research process systematically provides a risk assessment of a company from 1 (lowest risk) to 5 (highest risk) against four categories—industry dynamics, company risks, governance & sustainability and portfolio risks. This allows for effective comparisons across companies.

The subadviser then assesses an individual company’s thematic exposure in an effort to understand the future drivers of its growth. The thematic assessment has three overall trends—resource scarcity, the future of technology and demographic change. These are incorporated within the subadviser’s modelling and qualitative assessments.

Instances when the subadviser would sell a portfolio holding include the following:

•	If the proprietary governance or sustainability rating assigned by the subadviser to an issuer changes to a score of 4 or worse;

•

If the issuer becomes significantly involved in certain business activities or industries, including the production of tobacco, production of weapons, the extraction of fossil fuels, or the mining of metals and minerals;

•	If the stock reaches the subadviser’s price target and the subadviser believes there is no more upside potential;

•	If the stock is nearing the subadviser’s price target: When the subadviser believes a stock is close to exhausting its outperformance potential the subadviser will trim the fund’s holdings;

•	If the stock underperforms and the subadviser’s conviction in the stock has lowered after a reassessment of the research relating to the stock.

*     *     *     *     *

Please contact the undersigned at 212-309-6353 with any questions you might have regarding the above.

Sincerely, /s/ Elizabeth L. Belanger